SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Installation license approvals reinforce operational efficiency and execution

Rio de Janeiro, December 23, 2025 – Centrais Elétricas Brasileiras S/A - AXIA Energia informs that, since its privatization, it has been consolidating a consistent trajectory of growth in investments in generation and transmission, with active participation in all transmission auctions. In this context, it is worth highlighting that Installation Licenses (LI) were issued for Lots 3 and 5 (Blocks 1 and 2), awarded in Auction 01/24, with ANEEL CAPEX of BRL 983 million and BRL 2.65 billion, respectively. The LIs for Lots 3 and 5 add to those issued throughout 2025 for Lots 9 (Auction 01/24) and 4 (2023 auction). The granting of these licenses represents a significant milestone for the Company in its post-privatization context, evidencing progress and efficiency gains in its core structuring processes, in addition to enabling the start of mobilization and execution of the works.

Competitiveness in transmission auctions: after more than eight years without new wins, AXIA Energia regained competitiveness, securing lots in 2022, 2023, 2024, and 2025. The last winning participation prior to this period occurred in Auction 007/2013, on November 14, 2013.

Accelerating the energy transition: investments in Lots 3 and 5 aim to expand the Basic Grid to ensure full energy evacuation from already contracted power plants, increase connection capacity for new generation projects, and meet demand growth. These investments demonstrate how the expansion and modernization of transmission are essential pillars to accelerate Brazil’s energy transition, enabling the integration of new renewable sources into the power system and reinforcing AXIA Energia’s leading role in the sector’s transformation.

Robust growth in investments: the start of construction of Lots 3 and 5 (Blocks 1 and 2), combined with ongoing investments in generation and transmission and the acceleration of reinforcement and improvement projects, will enable the Company to reach the highest level of investment in its history in 2026.

Efficiency and cost reduction: of the ten projects awarded in post-privatization auctions, one was delivered in July 2025, 14 months ahead of ANEEL’s deadline, marking a new phase for the Company with a focus on efficiency and cost reduction. Currently, nine lots are under implementation, totaling BRL 8 billion in investments. Expansion CAPEX in the transmission segment is expected to grow significantly in 2026.

Acceleration of investments in reinforcements and improvements: the transmission segment is an important growth driver for the Company. In addition to greenfield projects, investments in brownfield projects have increased significantly. Today, the Company has 225 large-scale reinforcement and improvement projects totaling BRL 6.2 billion in CAPEX, with an annual Allowed Revenue (RAP) of BRL 1 billion.

Completion of stalled projects: since its privatization, AXIA Energia has completed strategic works, including projects that had been stalled for years. Highlights include:

•	Coxilha Negra Wind Farm, delivered in early 2025. With investments of BRL 2.4 billion and installed capacity of 302.4 MW, in addition to an exclusive transmission system for energy evacuation, comprising two new substations and 36 km of transmission lines.

•	Transnorte Energia (TNE), responsible for the Manaus–Boa Vista transmission line, which connected the state of Roraima to the National Interconnected System (SIN), previously the last state in the country to operate in isolation. With total investments of BRL 3.3 billion, the project was originally auctioned in 2011, resumed in 2022, and entered into operation in September 2025. The transmission line is 724 km long and has an annual RAP of BRL 561.7 million through September 2051.

Successful completion of the HVDC project: in 2026, AXIA Energia is expected to complete another strategic project: the revitalization of the Itaipu High Voltage Direct Current (HVDC) System, responsible for transmitting energy generated by the plant to consumer centers in Brazil. The investment amounts to approximately BRL 2 billion, of which BRL 1.3 billion has already been disbursed. The project results from a technical and financial cooperation agreement between AXIA Energia, responsible for execution, and Itaipu.

Competitiveness in participation in 2026 auctions: the Company remains focused on increasing its competitiveness in auctions by improving internal processes and strengthening relationships with suppliers, with the objective of reinforcing its leadership position in the power generation and transmission market. AXIA Energia reaffirms its commitment to maximizing shareholder returns through rigorous criteria and processes guided by capital discipline.

Job creation: by 2026, more than 12,000 professionals will be engaged in the development and implementation of generation and transmission projects. AXIA Energia will continue to invest in becoming even more competitive, combining growth with value creation for its shareholders.

Eduardo Haiama

Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.